--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549



                                 --------------------

                                      FORM 11-K

                                 --------------------


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934


    For the fiscal year ended December 31, 1996

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934


    For the transition period from _______ to _______
                           Commission file number 333-21093





                                     PRICECOSTCO
                      401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES




                                    --------------




                                  PRICE/COSTCO, INC.
                                    999 LAKE DRIVE
                             ISSAQUAH, WASHINGTON  98027
                                    (425) 313-8100




--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    PRICECOSTCO

    401(k) PLAN FOR CALIFORNIA UNION
    EMPLOYEES
    EIN 33-0572969
    PIN 004
    FINANCIAL STATEMENTS AND SCHEDULES
    AS OF DECEMBER 31, 1996 AND 1995
    TOGETHER WITH AUDITORS' REPORT

                                    PRICECOSTCO

                      401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES

                          FINANCIAL STATEMENTS AND SCHEDULES

                              DECEMBER 31, 1996 AND 1995


                                        INDEX



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

    Statements of Net Assets Available for Plan Benefits as of December 31,
         1996 and 1995

    Statement of Changes in Net Assets Available for Plan Benefits for the Year
         Ended December 31, 1996

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SUPPLEMENTAL INFORMATION

    Schedule I, Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1996

    Schedule II, Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1996

                       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Benefits Committee of the
Costco 401(k) Plan for California Union Employees:

We have audited the accompanying statements of net assets available for plan benefits of PriceCostco 401(k) Plan for California Union Employees as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund.
The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Arthur Andersen, LLP
Seattle, Washington,
  May 16, 1997

                                    PRICECOSTCO

                      401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES


                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                               AS OF DECEMBER 31, 1996





                                                                      Participant Directed
                                            -----------------------------------------------------------------------
                                              Stable         Equity         Spectrum      Spectrum          New
                                               Value         Income          Income        Growth         Horizons
                                               Fund           Fund            Fund          Fund            Fund
                                            ----------     ----------      ----------    ----------      ----------

ASSETS:
   Investments at fair value-
    Registered investment company funds       $792,097     $1,200,730       $676,998     $1,812,599         $  -
    Price/Costco common stock - 18,510
      shares held                                 -              -              -             -                -
                                              --------     ----------       --------     ----------          ----
         Total investments                     792,097      1,200,730        676,998      1,812,599            -
                                              --------     ----------       --------     ----------          ----
   Contributions receivable-
    Employee                                    21,367         30,204         17,208         44,122           430
    Employer                                        98            194            118            205            44
                                              --------     ----------       --------     ----------          ----
         Total receivables                      21,465         30,398         17,326         44,327           474
                                              --------     ----------       --------     ----------          ----
NET ASSETS AVAILABLE FOR PLAN BENEFITS        $813,562     $1,231,128       $694,324     $1,856,926          $474
                                              --------     ----------       --------     ----------          ----
                                              --------     ----------       --------     ----------          ----

                                             Participant Directed
                                          --------------------------
                                           Mid Cap      Price/Costco
                                           Growth         Common
                                            Stock          Stock         Total
                                          ----------    -----------   ----------

ASSETS:
   Investments at fair value-
    Registered investment company funds      $  -         $   -        $4,482,424
    Price/Costco common stock - 18,510
      shares held                               -          465,074        465,074
                                              ----        --------     ----------
         Total investments                      -          465,074      4,947,498
                                              ----        --------     ----------
   Contributions receivable-
    Employee                                   433          10,866        124,630
    Employer                                    27             153            839
                                              ----        --------     ----------
         Total receivables                     460          11,019        125,469
                                              ----        --------     ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS        $460        $476,093     $5,072,967
                                              ----        --------     ----------
                                              ----        --------     ----------




The accompanying notes and schedules are an integral part of this statement.

                                    PRICECOSTCO

                      401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES


                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                               AS OF DECEMBER 31, 1995





                                                                           Participant Directed
                                            ------------------------------------------------------------------------
                                               Stable         Equity        Spectrum       Spectrum     Price/Costco
                                               Value          Income         Income         Growth         Common
                                                Fund           Fund           Fund           Fund           Stock         Total
                                             ----------     ----------     ----------      ---------     ----------     ----------

ASSETS:
   Investments at fair value-
    Registered investment company funds       $219,879       $328,293       $215,608       $495,216        $  -        $1,258,996
    Price/Costco common stock - 5,864
     shares held                                  -              -              -              -            89,424         89,424
                                              --------       --------       --------       --------        -------     ----------
         Total investments                     219,879        328,293        215,608        495,216         89,424      1,348,420
                                              --------       --------       --------       --------        -------     ----------

   Contributions receivable-
    Employee                                    15,854         22,236         15,209         33,893          6,753         93,945
    Employer                                       584            647            326            840            126          2,523
                                              --------       --------       --------       --------        -------     ----------
         Total receivables                      16,438         22,883         15,535         34,733          6,879         96,468
                                              --------       --------       --------       --------        -------     ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS        $236,317       $351,176       $231,143       $529,949        $96,303     $1,444,888
                                              --------       --------       --------       --------        -------     ----------
                                              --------       --------       --------       --------        -------     ----------




    The accompanying notes and schedules are an integral part of this statement.

                                    PRICECOSTCO

                      401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                         FOR THE YEAR ENDED DECEMBER 31, 1996





                                                                     Participant Directed
                                             ----------------------------------------------------------------------
                                              Stable         Equity        Spectrum      Spectrum          New
                                              Value          Income         Income        Growth         Horizons
                                               Fund           Fund           Fund          Fund            Fund
                                            ----------     ----------      ----------     ---------      ----------

NET INVESTMENT RESULTS:
   Net appreciation (depreciation) in fair
    value of assets                          $  -           $  81,835         $  512      $  88,791          $  -
   Interest                                   28,463             -            37,980           -                -
   Dividends                                    -              65,076           -           125,973             -
                                            --------       ----------       --------     ----------           ----
         Total net investment results         28,463          146,911         38,492        214,764             -
                                            --------       ----------       --------     ----------           ----
CONTRIBUTIONS TO THE PLAN:
   Employer                                   54,373           58,344         37,888         91,452             44
   Employee                                  502,964          698,058        426,179      1,044,015            430
                                            --------       ----------       --------     ----------           ----
         Total contributions                 557,337          756,402        464,067      1,135,467            474
                                            --------       ----------       --------     ----------           ----

DISTRIBUTIONS TO PARTICIPANTS:
   Hardship withdrawals                      (6,522)          (5,852)        (4,996)       (12,202)             -
   Terminations                              (8,510)         (23,656)       (11,373)       (23,169)             -
                                            --------       ----------       --------     ----------           ----
         Total distributions                (15,032)         (29,508)       (16,369)       (35,371)             -
                                            --------       ----------       --------     ----------           ----

INTERFUND TRANSFERS                            6,477            6,147       (23,009)         12,117             -
                                            --------       ----------       --------     ----------           ----
NET INCREASE IN NET ASSETS AVAILABLE
   FOR PLAN BENEFITS                         577,245          879,952        463,181      1,326,977            474

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   beginning of year                         236,317          351,176        231,143        529,949             -
                                            --------       ----------       --------     ----------           ----
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   end of year                              $813,562       $1,231,128       $694,324     $1,856,926           $474
                                            --------       ----------       --------     ----------           ----
                                            --------       ----------       --------     ----------           ----

                                                Participant Directed
                                             --------------------------
                                              Mid Cap       Price/Costco
                                               Growth          Common
                                               Stock           Stock        Total
                                             ----------     -----------   ----------

NET INVESTMENT RESULTS:
   Net appreciation (depreciation) in fair
    value of assets                             $  -         $126,744     $  297,882
   Interest                                        -             -            66,443
   Dividends                                       -             -           191,049
                                                 ----        --------     ----------
         Total net investment results              -          126,744        555,374
                                                 ----        --------     ----------
CONTRIBUTIONS TO THE PLAN:
   Employer                                        27          22,825        264,953
   Employee                                       433         240,046      2,912,125
                                                 ----        --------     ----------
         Total contributions                      460         262,871      3,177,078
                                                 ----        --------     ----------

DISTRIBUTIONS TO PARTICIPANTS:
   Hardship withdrawals                            -          (3,409)       (32,981)
   Terminations                                    -          (4,684)       (71,392)
                                                 ----        --------     ----------
         Total distributions                       -          (8,093)      (104,373)
                                                 ----        --------     ----------

INTERFUND TRANSFERS                                -          (1,732)          -
                                                 ----        --------     ----------
NET INCREASE IN NET ASSETS AVAILABLE
   FOR PLAN BENEFITS                              460         379,790      3,628,079

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   beginning of year                               -           96,303      1,444,888
                                                 ----        --------     ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   end of year                                   $460        $476,093     $5,072,967
                                                 ----        --------     ----------
                                                 ----        --------     ----------


   The accompanying notes and schedules are an integral part of this statement.

                                     PRICECOSTCO

                      401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES


                     NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                              DECEMBER 31, 1996 AND 1995




1.  PLAN DESCRIPTION:

The following description of the PriceCostco 401(k) Plan for California
Union Employees (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions. The Price Company and Costco Wholesale Corporation are wholly-owned subsidiaries of Price/Costco, Inc. (collectively, the Company). Effective January 29, 1997, Price/Costco, Inc. was renamed Costco Companies, Inc. Effective January 1, 1997, the Plan was renamed Costco 401(k) Plan for California Union Employees.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

ELIGIBILITY

The Plan covers all employees covered by the collective bargaining agreement, between The Price Company and The International Brotherhood of Teamsters in the State of California, who have completed at least 1,000 hours of service within one year, based on their date of hire, and who are age 18 or older.

CONTRIBUTIONS

Each year, participants may contribute from 1% to 15% of their compensation before income taxes, subject to certain limitations set by the Internal Revenue Service (IRS). Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans (known as "rollover" contributions). The Company matches 50% of the employee's contributions, up to the first $250 of participant contributions to the Plan.

PARTICIPANT ACCOUNTS

Each participant's account is credited with his or her contribution, employer matching contributions and an allocation of plan earnings. Allocations are based on participant account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from his or her vested account.

VESTING

Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in the employer matching contributions is based on years of continuous service, according to the following schedule:

                       Years of Service       Percentage Vested
                       ----------------       -----------------

                         Less than 2                 0%
                         2-3                        10
                         3-4                        25
                         4-5                        50
                         5 or more                 100

FORFEITURES

During 1996, forfeitures of approximately $3,300 were used to reduce the employer contributions to the Plan. Forfeitures can be restored to a participant's account if the participant is reemployed by the Company prior to the expiration of five consecutive years of break in service and repays the full dollar amount distributed due to the termination within five years of the reemployment date. As of December 31, 1996, forfeitures of approximately $6,700 had not been used to reduce employer contributions. These forfeitures will be used to offset future employer contributions.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct contributions into any of the five investment options listed below. T. Rowe Price is the trustee of all investments, serves as investment manager for all funds and provides record keeping of all participant accounts.

    Stable Value Fund - Funds are invested primarily in high-quality insurance company and bank-issued investment contracts.

    Equity Income Fund - Funds are invested in common stocks of established companies that pay above-average dividends and have prospects of future dividend increases.

    Spectrum Income Fund - Funds are invested in a managed mix of funds including four domestic bond funds, an international bond fund, a money market fund and an income-oriented stock fund.

    Spectrum Growth Fund - Funds are invested in a managed mix of funds, including five U.S. stock funds, an international stock fund and a money market fund.

    Price/Costco Common Stock - Funds are invested in common stock of Price/Costco.

Effective January 1, 1997, two new funds were added to the investment options listed above. These new funds are the New Horizons Fund and the Mid-Cap Growth Fund.

Participants may change their investment options daily.

UNIT ACCOUNTING

All contributions to a participant's account and the participant's account balance are reflected in units of each fund selected or shares of Company stock. As of December 31, 1996 and 1995, units held by the Plan were as follows:

                                       Units/shares         Units/shares
                                           held at             held at
       Description of Asset          December 31, 1996    December 31, 1995
       --------------------          -----------------    -----------------

    Price/Costco Common Stock              18,510               5,864
    Stable Value Fund                     792,097             219,879
    Equity Income Fund                     53,273              16,406
    Spectrum Income Fund                   60,446              19,182
    Spectrum Growth Fund                  119,802              36,707

DISTRIBUTIONS

Upon termination of employment, death or total disability, the vested interest in a participant's account is distributed in a lump sum. Participants may apply for a distribution of all or a portion of the vested interest at any time after attainment of age 59-1/2. Participants are also eligible to make hardship withdrawals from their salary deferral contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a one-year period.

PLAN ADMINISTRATOR

The Plan is administered by the Benefits Committee (the Committee), which is appointed by the Board of Directors of the Company.

ADMINISTRATIVE EXPENSES

All administrative and custodial fees of the Plan are paid by the Company. All investment management and transaction fees directly related to the plan investments are shown as a reduction of net investment results.

2.  SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements requires the use of estimates. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments are stated at fair value. Registered investment company funds and Price/Costco common stock are valued using the closing price of the investments on the last day of business of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of assets includes the change in the fair value of assets from one period to the next, and realized gains and losses, and is computed using the moving average method.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

3.  PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

4.  TAX STATUS:

The IRS has informed the Company, in a letter dated November 29, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan Administrator and the Plan's counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRS.

                                                                      SCHEDULE I

                                     PRICECOSTCO

                      401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES

                                   EIN:  33-0572969
                                      PIN:  004


              ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               AS OF DECEMBER 31, 1996



Identity of Party Involved/
 Description of Investments                     Cost      Current Value
---------------------------                 -----------   -------------

*T. Rowe Price:
 Stable Value Fund                          $  792,097     $  792,097
 Equity Income Fund                          1,104,547      1,200,730
 Spectrum Income Fund                          670,268        676,998
 Spectrum Growth Fund                        1,725,826      1,812,599

*Price/Costco Common Stock                     350,400        465,074
                                            ----------     ----------
                                            $4,643,138     $4,947,498
                                            ----------     ----------
                                            ----------     ----------

*Represents a party in interest.




            The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II

                                     PRICECOSTCO

                      401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES



                    ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                         FOR THE YEAR ENDED DECEMBER 31, 1996




                                          Purchases                                    Sales
                                 ---------------------------  ------------------------------------------------------
                                  Number of      Purchase        Number of       Sale          Cost of        Gain/
Descriptions of Assets          Transactions       Price        Transactions     Price          Asset         Loss
----------------------          ------------    ----------     -------------   ---------      ---------    ---------

Category (i) - Single transactions in excess of 5% of Plan assets at beginning of year.

Spectrum Growth Fund                  1         $  125,973          -           -              -              -

Category (iii) - Series of transactions in excess of 5% of Plan assets at beginning of year.

Price/Costco Company Stock           61            282,512         36        $36,233        $31,775         $4,458

Stable Value Fund                    61            602,352         50         33,317         33,317           -

Equity Income Fund                   89            829,910         38         42,549         39,317          3,232

Spectrum Income Fund                 61            496,117         46         36,962         36,750            212

Spectrum Growth Fund                 84          1,270,159         42         45,166         42,485          2,681



There were no category (ii) or (iv) transactions.



            The accompanying notes are an integral part of this schedule.